September 19, 2006

David C. McCourt
President, Chief Executive Officer and Chairman
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ 08525

Re: **Granahan McCourt Acquisition Corporation**
Amendment No. 2 to Form S-1
Filed September 11, 2006
File No. 333-136048

Dear Mr. McCourt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Summary Financial Data, page 19

1.   Reference is being made to page 20. We note that the company may still effect a business combination if public shareholders owning up to 3,162,499 shares exercise their conversion rights. It appears that the calculation of the 3,162,499 shares include the shares sold in the private placement. Given that the conversion rights are not available to

holders of shares issued in the private placement, please expand your disclosure to clarify why such shares would be included in determining the shares subject to conversion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

2. Please expand your disclosure in the fifth paragraph on page 53 to clarify that the purchase option may not be exercised unless a registration statement with respect to the underlying securities is effective and a current prospectus is on file with the SEC and that under no circumstances will the company be required to net-cash settle the option.

Underwriting Agreement- Exhibit 1.1

3. Refer to Section 10(ii) of the underwriting agreement. The underwriter's obligation may be terminated if there is any "change in economic or political conditions if the effect of such…change on the financial markets of the United States would, in [the underwriter's] judgment, make it impracticable or inadvisable to market the Units". This statement appears to be a market-out clause which has the effect of placing the risk of success of the offering on the issuer and results in the underwriter conducting a "best efforts" offering rather than a "firm commitment" underwritten offering. Please revise to delete or modify this statement to be consistent with the guidelines set forth in The First Boston Corporation (Sept. 3, 1985).

Legal Opinion- Exhibit 5.1

4. Please have counsel revise its opinion to note that the units are duly authorized, legally issued and non-assessable. Alternatively, please include an opinion that the units are binding obligations of the company.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Floyd Wittlin, Esq. (*via facsimile*)